Exhibit 99.1

Maxeon Solar Technologies Announces Maxeon AirTM Solar Panels,
a Disruptive Technology Platform

- Revolutionary New Solar Panel Technology Expected to Enable New Markets
While Reducing Logistics and Installation Cost

SINGAPORE, May 18, 2021 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (the Company), a global leader in solar innovation and channels, today announced the commercialization of its new Maxeon Air™ technology platform. The result of five years of research, development and testing, this new technology platform enables the production of frameless, thin, lightweight and conformable solar panels with efficiency and performance equivalent to standard solar panels. Maxeon Air panels will be featured in selected projects in Europe in the second half of 2021. General product availability is scheduled to begin in the first quarter of 2022.

“The Maxeon Air technology platform continues our 35-year legacy of solar panel technology innovation and once again demonstrates the ability of our R&D team to develop leading edge, disruptive technology,” said Jeff Waters, CEO of Maxeon Solar Technologies. “For close to fifty years, the solar power industry has almost exclusively utilized glass superstrate panel construction. As solar panels have increased in size, and the cost of solar cells has been dramatically reduced, the cost of transporting, installing and mounting large glass panels has become a relatively larger portion of total system cost. With Maxeon Air technology, we can now develop products that reduce these costs while opening up completely new market opportunities such as low-load commercial rooftops.”

Maxeon Air solar panels are conformable, ultra-light, robust and fire-certified panels that can be adhered directly to the roof without the need for racking or other mounting systems. The first product introduction using the technology will target installation on roofs that are not engineered to support the weight of conventional solar systems. In Europe alone, the Company estimates that there is an unserved annual market for low-load roofs of over 4 GW.

Maxeon Air solar panels incorporate several innovative features:
•Lightweight and conformable: No metal frame and no heavy glass are used in the panel, and the adhesive mounting system further reduces weight, as no racking is needed. The resulting installed weight of around 6 kg/m² is less than half of conventional systems and greatly reduces the rooftop load.
•Peel-and-stick design: The factory integrated adhesive layer enables the installation of the solar panel directly on the roof surface, without racking, anchors or ballast. This reduces installation time and minimizes business disruption during installation. Maxeon Air solar panels are optimally sized to standard rooftop membrane width.
•Robust construction: Engineered to conform to uneven roof surfaces, Maxeon Air solar panels integrate Maxeon® IBC solar cells, which incorporate a solid metal foundation and stress relieved cell interconnects, thereby protecting against corrosion and enabling fault tolerant circuits that allow energy flow even with cracked cells.
•Leading Energy Yield: Maxeon IBC solar cells are the most efficient on the market. The resultant Maxeon Air solar panel, with an efficiency of 20.9% combined with a low power temperature coefficient, shade tolerance and wide spectral response, delivers maximum energy yield from limited rooftop area.
•Hot spot resistance: Maxeon IBC solar cells have the unique ability to share current in reverse bias voltage while shaded, avoiding damaging or dangerous high temperatures. This feature is particularly important when panels are adhered directly to the rooftop.
•Certified: Engineered to the highest safety standards and certified for fire resistance, Maxeon Air solar panels are designed to resist the stresses imposed by installation and long-term weather exposure.

“We are very pleased to introduce yet another groundbreaking solar power innovation,” commented Jeff Waters. “In addition to the team’s innovative development work on the module design and materials, this new technology platform is fundamentally enabled by our unique IBC cell technology with its superior corrosion resistance and ability to bend without harmful cracking. Perhaps as importantly, Maxeon’s IBC module technology has the unique ability to pass current while shaded, continuing to produce power in conditions that would shut off other panels. This feature, along with inherently low temperature sensitivity ensures industry leading performance in all conditions.”

Waters continued, “In addition to enabling new markets such as low-load commercial rooftops, we believe that our new Maxeon Air technology platform has the potential to bring transformative change to other solar power applications over time. Specifically, we believe that the use of this thin, lightweight conformable package technology could also enable breakthrough products for residential rooftops, floating PV systems, and e-mobility. We are excited by the innovation potential that we are unlocking with this platform and are convinced that these new products will help drive increased adoption of solar power and Powering Positive Change.”

Maxeon Air solar panel will be presented to the public during “The Smarter E Industry Days”, on July 21-23. Visit www.maxeon.com/air for more information.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs, and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,200 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, market traction, upsell and expansion opportunities; the Company's estimates of the size of new markets and the Company's expectations of the timing and success of its expansion strategy in existing and in new markets; the Company's expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus and projected growth and profitability. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission ("SEC") from time to time, including our most recent report on Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

© 2021 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
The Blueshirt Group
Gary Dvorchak, CFA
gary@blueshirtgroup.com
Mobile: +1 (323) 240-5796

Media Contact:
Anna Porta
Anna.Porta@Maxeon.com
Mobile: +39 (345) 7706205

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